UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 5, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED AND MAJOR TRANSACTION
IN RELATION TO AIRCRAFT FINANCE LEASE

On 5 May 2015, the Company entered into the Master Lease Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 Aircraft in accordance with the terms and conditions of the Master Lease Agreement and the relevant implementation agreements.

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transaction exceed 5% but are less than 25%, the Proposed Transaction, by itself, will constitute a connected and discloseable transaction of the Company under the Listing Rules. Pursuant to Rule 14.22 and Rule 14A.81 of the Listing Rules, the Proposed Transaction would be aggregated with the Previous Transaction, and be treated as if they were one transaction for the purpose of Chapter 14 and Chapter 14A of the Listing Rules.

The Proposed Transaction and the Previous Transaction, in aggregate, constituted a connected and major transaction of the Company under the Listing Rules as applied by the Stock Exchange. Therefore, the Proposed Transaction is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14 and Chapter 14A of the Listing Rules.

A circular containing further information in relation to the Proposed Transaction and other related matters under the Listing Rules, will be issued by the Company and despatched to its shareholders no later than 26 May 2015 in accordance with Listing Rule 19A.39A, because additional time is required to prepare and finalise the information to be included in the circular.

According to the Company’s aircraft delivery schedule in 2015, the Company issued Requests for Proposals (RFP) in relation to financing of certain aircraft scheduled to be introduced by the Company in 2015. Upon reviewing and evaluating the financial proposals submitted from commercial banks and other relevant financial institutions, the proposal from CES Leasing has significant pricing competitive advantages as compared to other proposals, the Company decides to mandate the finance lease for the 23 Aircraft to CES Leasing.

In this financing structure, CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transaction. The Lessor(s), acting as the borrower, will sign loan agreement(s) with CDB Shanghai, acting as the lender, in respect of each of the 23 Aircraft. The principal amount of the Proposed Transaction in relation to the 23 Aircraft is 90% of the total consideration for the purchase of the 23 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The total arrangement fee to be paid to CES Leasing for the finance lease of the 23 Aircraft shall not exceed RMB75 million. By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing, the Company will reduce its financing costs by approximately USD32 million (equivalent to approximately RMB196.16 million) after deducting the arrangement fee for finance lease payable to CES Leasing as compared to other mortgage loans with the same interest rate. Therefore, the Company eventually selected CES Leasing to provide finance leasing services to the Company for the introduction of the 23 Aircraft.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce the 23 Aircraft, CES Leasing can provide value added tax invoices for the interest payments under the Proposed Transaction to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the arrangement fee charged by CES Leasing under the Proposed Transaction is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing the 23 Aircraft.

The terms and conditions of the Proposed Transaction are agreed after arm’s length negotiations between the parties. The Directors (excluding, at present, the independent non-executive Directors) are of the view that the Proposed Transaction is on normal commercial terms, and that the terms of the Proposed Transaction are fair and reasonable and in the interests of the Company and its shareholders as a whole.

BACKGROUND

Reference is made to: (i) the announcement of the Company dated 23 November 2012 in relation to, among others, the purchase of 60 brand new Airbus A320 series aircraft from Airbus SAS; (ii) the announcement of the Company dated 27 April 2012 in relation to, among others, the purchase of 20 brand new Boeing B777-300ER aircraft from Boeing Company; (iii) the announcement of the Company dated 17 October 2011 in relation to, among others, the substitution of the purchase of 24 brand new Boeing 787 series aircraft with the purchase of 45 brand new Boeing 737 NG aircraft from the Boeing Company; (iv) the announcement of the Company dated 17 October 2011 in relation to, among others, the purchase of 15 brand new Airbus A330 series aircraft from Airbus SAS; and (v) the announcement of the Company dated 30 December 2010 in relation to, among others, the purchase of 50 brand new Airbus A320 series aircraft from Airbus SAS.

On 5 May 2015, the Company entered into the Master Lease Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 Aircraft in accordance with the terms and conditions of the Master Lease Agreement and the relevant implementation agreements.

THE MASTER LEASE AGREEMENT

The major terms of the Master Lease Agreement are set out as follows:

Date	: 5 May 2015

Lessor(s)	: Wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Transaction

Lessee	: The Company

Financier	: CDB Shanghai (i.e. China Development Bank, Shanghai Branch)

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CDB Shanghai and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft under the Proposed Transaction	: The 23 Aircraft, comprising a total of three Airbus A319 aircraft, six Airbus A321 aircraft, three Airbus A330-200 aircraft, nine Boeing B737-800 aircraft and two Boeing B777-300ER aircraft.

The aircraft basic price of the 23 Aircraft in aggregate is approximately USD3.064 billion (equivalent to approximately RMB18.782 billion) based on the relevant price catalog applicable to the respective aircraft purchase agreements.

Lease term	: 120 months, commencing on the Delivery Date of each of the 23 Aircraft.

Principal amount of the Proposed Transactions	: 90% of the total consideration for the purchase of the 23 Aircraft.

Rental fee/Interest payment	: Under the Proposed Transaction, the applicable interest rate will be 6-month USD LIBOR plus 1% to 3%, which is negotiated and determined between the Company, CES Leasing and CDB Shanghai.

The rental fee is the repayment of the principal amount and the interest under the Proposed Transaction.

Based on the present LIBOR, for a 120 month lease term, the total amount of the rental fees for the 23 Aircraft payable by the Company to the Lessor(s) is not expected to be more than USD1.7 billion (which is equivalent to approximately RMB10.421 billion).

The rental fee is payable semi-annually in arrears, commencing on the Delivery Date of each of the 23 Aircraft and concluding on the date of the 20th payment for such Aircraft.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with CDB Shanghai. CDB Shanghai maintains strict control and supervision over the said bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the said bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans	: The principal amount and the interest rate under the Bank Loans are negotiated and determined between the Company, CES Leasing and CDB Shanghai.

Under the Proposed Transaction, CDB Shanghai will provide Bank Loans to the Lessor(s), the principal amount of the Bank Loans will be equivalent to the principal amount of the finance lease of the 23 Aircraft. On the Delivery Date of the First Four Aircraft, CDB Shanghai will provide financing to the Company for the purchase of the First Four Aircraft. On the Delivery Date of each of the Remaining 19 Aircraft, CDB Shanghai will pay the loan amount to the Aircraft Manufacturer(s) directly.

The principal amount, interest rate and amounts, and loan term under the Bank Loans are respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Transaction.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) are transferred to the Lessor(s), and the 23 Aircraft are mortgaged to CDB Shanghai as security for the Bank Loans.

Arrangement fee	: The respective arrangement fee for each of the 23 Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date. The Lessor(s) are entitled to a total arrangement fee for the 23 Aircraft of no more than RMB75 million.

Buy-back	: Upon the expiry of the lease term of each of the 23 Aircraft, the Company is entitled to purchase such Aircraft back from the Lessor(s) at a nominal purchase price of USD100 for such Aircraft.

Effectiveness and conditions	: The Master Lease Agreement is effective upon execution by the parties and approval of the Master Lease Agreement and the transactions contemplated thereunder by the Independent Shareholders at the general meeting of the Company.

Other arrangements	: Pursuant to the relevant loan arrangements between the Company and the Lessor(s), the Company will first pay the purchase price for the First Four Aircraft to the Aircraft Manufacturers. After the approval of the Proposed Transaction by Independent Shareholders at the general meeting of the Company, the Company will enter into financing sale and lease back agreement with the Lessor(s) in respect of each of the First Four Aircraft at a consideration of 90% of the aircraft purchase price of the First Four Aircraft between the Company and Airbus SAS. Save as set out above, the terms and conditions of the Proposed Transaction of the First Four Aircraft shall be the same as that of the Remaining 19 Aircraft.

Implementation agreements	: To implement the Proposed Transaction, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and CDB Shanghai etc. (as appropriate), including but not limited to:

(i)	the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the First Four Aircraft;

(ii)	the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/ or CDB Shanghai etc. in respect of each of the Remaining 19 Aircraft;

(iii)	the finance lease agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the 23 Aircraft;

(iv)	the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and CDB Shanghai in respect of each of the 23 Aircraft; and

(v)	the loan agreement to be entered into between the Lessor(s) and CDB Shanghai in respect of each of the 23 Aircraft,

the terms of which are in all material respects consistent with the binding principles, guidelines, terms and conditions contained in the Master Lease Agreement.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee etc. for finance lease transactions.

CDB Shanghai is principally engaged in banking services.

REASONS FOR ENTERING INTO THE PROPOSED TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

According to the Company’s aircraft delivery schedule in 2015, the Company issued Requests for Proposals (RFP) in relation to financing of certain aircraft scheduled to be introduced by the Company in 2015. Upon reviewing and evaluating the financial proposals submitted from commercial banks and the relevant financial institutions, the proposal from CES Leasing has significant pricing competitive advantages as compared to other proposals, and the Company decided to mandate the finance lease for the 23 Aircraft to CES Leasing.

In this financing structure, CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transaction. The Lessor(s), acting as the borrower, will sign loan agreement(s) with CDB Shanghai, acting as the lender, in respect of each of the 23 Aircraft. The principal amount of the Proposed Transaction in relation to the 23 Aircraft is 90% of the total consideration for the purchase of the 23 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The total arrangement fee to be paid to CES Leasing for the finance lease of the 23 Aircraft shall not exceed RMB75 million. By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing, the Company will reduce its financing costs by approximately USD32 million (equivalent to approximately RMB196.16 million) after deducting the arrangement fee for finance lease payable to CES Leasing as compared to other mortgage loans with the same interest rate. Therefore, the Company eventually selected CES Leasing to provide finance leasing services to the Company for the introduction of the 23 Aircraft.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce the 23 Aircraft, CES Leasing can provide value added tax invoices for the interest payments under the Proposed Transaction to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the arrangement fee charged by CES Leasing under the Proposed Transaction is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing the 23 Aircraft.

The terms and conditions of the Proposed Transaction are agreed after arm’s length negotiations between the parties. The Directors (excluding, at present, the independent non-executive Directors) are of the view that the Proposed Transaction is on normal commercial terms, and that the terms of the Proposed Transaction are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transaction exceed 5% but are less than 25%, The Proposed Transaction, by itself, will constitute a connected and discloseable transaction of the Company under the Listing Rules. Pursuant to Rule 14.22 and Rule 14A.81 of the Listing Rules, the Proposed Transaction would be aggregated with the Previous Transaction, and be treated as if they were one transaction for the purpose of Chapter 14 and Chapter 14A of the Listing Rules.

The Proposed Transaction and the Previous Transaction, in aggregate, constitutes a connected and major transaction of the Company under the Listing Rules as applied by the Stock Exchange. Therefore, the Proposed Transaction is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14 and Chapter 14A of the Listing Rules.

A circular containing further information in relation to the Proposed Transaction and other related matters under the Listing Rules, will be issued by the Company and despatched to its shareholders no later than 26 May 2015 in accordance with Listing Rule 19A.39A, because additional time is required to prepare and finalise the information to be included in the circular.

The resolutions regarding the Proposed Transaction had been passed at the 2015 third regular meeting of the Board on 29 April 2015. As Mr. Liu Shaoyong (a Director and the Chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Proposed Transaction. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Proposed Transaction. Save as aforesaid, none of the Directors has any material interests in the Proposed Transaction.

GENERAL

CEA Holding and its associates will abstain from voting on the ordinary resolutions approving the Proposed Transaction at the general meeting of the Company to be convened for the purpose of approving, among others, the Master Lease Agreement and the transactions contemplated thereunder.

The Independent Board Committee will be formed to advise the Independent Shareholders in respect of the transactions under the Proposed Transaction. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing further information in relation to the Proposed Transaction and other related matters under the Listing Rules, will be issued by the Company and despatched to its shareholders no later than 26 May 2015 in accordance with Listing Rule 19A.39A, because additional time is required to prepare and finalise the information to be included in the circular.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“23 Aircraft”	means the 23 brand new aircraft, comprising:

(i)	2 Airbus A319 aircraft (as a type of A320 series aircraft) and 3 Airbus A321 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 23 November 2012 entered into between the Company and Airbus SAS;

(ii)	2 Boeing B777-300ER aircraft purchased by the Company under the aircraft purchase agreement dated 27 April 2012 entered into between the Company and Boeing Company;

(iii)	8 Boeing B737-800 aircraft purchased by the Company under the aircraft purchase agreement dated 17 October 2011 entered into between the Company and Boeing Company;

(iv)	3 Airbus A330-200 aircraft purchased by the Company under the aircraft purchase agreement dated 17 October 2011 entered into between the Company and Airbus SAS;

(v)	1 Airbus A319 aircraft (as a type of A320 series aircraft) and 3 Airbus A321 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 30 December 2010 entered into between the Company and Airbus SAS;

(vi)	1 Boeing B737-800 aircraft purchased by Shanghai Airlines from Boeing Company before the absorption of Shanghai Airlines by the Company,

pursuant to the respective aircraft purchase agreements, the 23 Aircraft are scheduled to be delivered to the Company in stages from May 2015 to December 2015, and details of which are set out in the announcements of the Company dated 23 November 2012, 27 April 2012, 17 October 2011 and 30 December 2010 respectively;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft Manufacturer(s)”	means Boeing Company and Airbus SAS;

“associate”	has the meaning as defined in the Listing Rules;

“Bank Loans”	means the loans provided by CDB Shanghai to the Lessor(s) or the Company under the Proposed Transaction;

“Board”	means the board of directors of the Company;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CDB Shanghai”	means China Development Bank, Shanghai Branch;

“CEA Holding”	means 中國東方航..—.集團z ru (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“CES Leasing”	means 東 航 國 際 融 資 租 賃 有 限 責 任 公 司 (CES
International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東 航 國 際 控 股(香 港)有 限 公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and

(iii)	15% by 包 頭 盈 德 氣 體 有 限 公 司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange) as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Delivery Date”	means the respective delivery dates under the Proposed
Transaction:

(i)	in respect of the First Four Aircraft, the respective dates on which the Company delivers the First Four Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the First Four Aircraft (and on the same day, the Lessor(s) shall deliver the First Four Aircraft to the Company); and

(ii)	in respect of the Remaining 19 Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Remaining 19 Aircraft to the Lessor(s), pursuant to: (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s), in relation to the Remaining 19 Aircraft (and on the same day, the Lessor(s) shall deliver the Remaining 19 Aircraft to the Company);

“Directors”	means the directors of the Company;

“Master Lease Agreement”	means the Master Lease Agreement entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 Aircraft in accordance with the terms and conditions of the Master Lease Agreement and the relevant implementation agreements;

“First Four Aircraft”	means four of the 23 Aircraft (i.e. one Airbus A330-
200 aircraft, two Airbus A319 aircraft and one Boeing B737-800 aircraft), which the Company will first pay the purchase price for pursuant to the relevant loan arrangements between the Company and the Lessor(s);

“Group”	means the Company and its subsidiaries;

“Independent Board Committee” means the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Aircraft Finance Leasing;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates;

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Proposed Transaction;

“LIBOR”	means London Interbank Offered Rate;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Previous Transaction”	means the finance lease of 14 aircraft pursuant to the finance lease framework agreement entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircraft in accordance with the terms and conditions thereto, details of which are set out in the announcement of the Company dated 14 November 2014;

“Proposed Transaction”	means the finance lease of the 23 Aircraft pursuant to the Master Lease Agreement;

“Remaining 19 Aircraft”	means the Remaining 19 Aircraft, other than the First Four Aircraft;

“rental fee”	means the principal sum repayments and interest payments under the Proposed Transaction;

“RMB”	means renminbi, the lawful currency of the PRC;

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), which became a wholly-owned subsidiary of the Company by absorption, details of which are set out in the announcement of the Company dated 28 January 2010;

“Shareholders”	means the shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.13 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the PRC
5 May 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

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